UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.          Eagleford Energy Corp. Management Discussion and Analysis for the year ended August 31, 2014 as filed on SEDAR On December 29, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2014	EAGLEFORD ENERGY CORP.

By:	/s/ James Cassina
Name: James Cassina
Title: President

(Formerly: Eagleford Energy Inc.)

Management’s Discussion and Analysis

For the year ended

August 31, 2014

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Corp. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at $Nil. The Company filed Articles of Amendment effective August 25, 2014 consolidating its common shares on the basis of one (1) common share for every ten (10) common shares and changed its name to Eagleford Energy Corp. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

The Company’s Consolidated Financial Statements for the year ended August 31, 2014 and 2013 include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and Dyami Energy was dissolved effective April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows as an impairment of the net assets and liabilities on dissolution of subsidiary (see Note 16 to the Consolidated Financial Statements).

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended August 31, 2014 and notes thereto. The Company’s Audited Consolidated Financial Statements for the year ended August 31, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts herein are presented in Canadian dollars, unless otherwise noted. This Management’s Discussion and Analysis is dated December 26, 2014 and has been approved by the Board of Directors of the Company.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)     Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

Revenue, net of royalties for the year ended August 31, 2014 was up $34,962 to $65,024 compared to $30,062 for the year ended August 31, 2013. The increase in net revenue during 2014 was primarily attributed to increases in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2014, was $6,115,585 compared to a net loss of $4,266,046 for the year ended August 31, 2013. The increase in net loss during 2014 was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. The increase in 2014, was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014, which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $$402,264 during fiscal 2013. During fiscal 2014, the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

During the year ended August 31, 2014, the Company issued 14,757,102 units in the capital of the Company as full settlement of related shareholder loans and interest due in the aggregate amount of $1,180,570.

For the twelve months ended August 31, 2014, the Company recorded net additions of $113,578 in exploration and evaluation assets.

3

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) ( the “JDA”) to develop the Matthews Lease. Under the terms of the Joint Development Agreement (“JDA”), Stratex will act as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014 Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

On April 11, 2014 the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.667% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 existing wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) paying US$100,000 to the Company upon execution of the JDA2 (paid); and iii) paying US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015. At August 31, 2014, the Company recorded the payments received from Quadrant of US$165,000 (CDN $177,804) as deferred revenue on the Consolidated Statement of Financial Position until the conveyance of the earned interest at which time such payments will be reclassified and offset against exploration and evaluation assets.

As part of the Company’s oil and gas development program, management of the Company anticipates further development expenditures to define reserves and extract hydrocarbons. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company and cash calls from joint venture participants. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

The Company is subject to several risk factors including, but not limited to: the volatility of oil and natural gas prices; foreign exchange and currency risks; general risks related to foreign operations such as political, economic, regulatory and other uncertainties as they relate to both foreign investment policies and energy policies; governments exercising from time to time significant influence on the economy to control inflation; developing environmental regulations in foreign jurisdictions; discovery of new oil and natural gas reserves; concentration of oil sales receipts with a few major customers; substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the long-term for which additional financings will required to implement Eagleford’s business plan.

As the Company has not experienced sufficient positive cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

Some of the Company’s exploration and development costs are expected to be received/paid in reference to US$ denominated prices while a significant portion of its operating and general and administrative costs are denominated in Canadian dollars. As a result the Company is exposed to fluctuations in currency exchange rates between the US dollar and Canadian dollar. The Company has not entered into any currency derivatives in order to reduce its exposure to fluctuations that may incur.

Fluctuations in energy prices will not only impact revenues of the Company but may also affect the ability of the Company to raise additional capital to fund operations and working capital requirements. Crude oil prices are correlated with overall global economic growth and activity. The continuing volatility in the global economic environment has resulted in significant variation in crude oil prices over the last year. Any dramatic drop in crude oil prices will have a negative impact on the operational cash flows of the Company as well as on its ability to finance capital expenditures. In absence of externally-sourced capital, this could limit growth prospects over the short run or may even require the Company to dispose of assets.

4

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2014	August 31, 2013
Cash	$103,215	$196,837
Trade and other receivables	157,121	27,786
Prepaid expenses and deposits		158,295
Balance	$260,336	$382,918

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future. The following table illustrates the contractual maturities of financial liabilities:

	Payments Due by Period
		Less than			After
August 31, 2014	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

	Payments Due by Period
		Less than			After
August 31, 2013	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

(1)         Translated at current exchange rate.

5

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•            utilizing competent, professional consultants as support to management,

•            reviewing available petrophyisical analysis of prospects,

•            focusing on a limited number of core properties.

(i)          Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

  Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2014 and 2013 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2014		2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$72,451	$57,597	$32,946	$27,178
Net loss	$(6,108,158)	$(6,123,012)	$(4,263,162)	$(4,268,930)

(ii)         Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

6

The following assets and liabilities are denominated in US dollars at August 31, 2014 and 2013:

	August 31, 2014	August 31, 2013
Cash	$73,099	$150,901
Trade and other receivables	74,091	14,349
Exploration and evaluation assets	4,638,600	2,681,541
Prepaid expenses and deposits	27,478	150,000
Trade and other payables	(882,877)	(821,787)
Provisions	(32,948)	(265,117)
Derivative liabilities	(4,899,511)	(1,873,290)
Shareholders’ loans	(904,250)	(1,733,500)
Secured note payable	-	(960,000)
Deferred revenue	(165,000)	-
Net assets denominated in US$	$(2,071,318)	$(2,656,903)
Net asset CDN dollar equivalent at period end (1)	$(2,249,038)	$(2,803,830)

(1) Translated at the exchange rate in effect at August 31, 2014 $1.0858 (August 31, 2013 $1.0553)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2014		August 31, 2013
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(48,840)	48,840	(59,178)	59,178
4%	(97,680)	97,680	(118,355)	118,355
6%	(146,250)	146,250	(177,533)	177,533
8%	(195,360)	195,360	(236,711)	236,711
10%	(244,201)	244,201	(295,888)	295,888

(iii)        Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)        Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2014 and 2013 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

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	August 31, 2014		August 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Instrument Classification	$	$	$	$
Fair value through profit or loss:
Cash	103,215	103,215	196,837	196,837
Derivative liabilities	5,325,407	5,325,407	1,976,883	1,976,883
Loans and receivables:
Trade and other receivables	157,121	157,121	27,786	27,786
Other financial liabilities:
Trade and other payables	1,483,775	1,483,775	1,379,581	1,379,581
Secured note payable	-	-	1,013,088	1,013,088
Shareholders’ loans	981,834	981,834	2,108,205	2,108,205
Provisions	47,543	47,543	298,295	298,295

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas lease include seeking debt or equity financing or seeking additional farm-in arrangements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2014. The Company is not subject to any externally imposed restrictions on its capital requirements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions and opportunities to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

SELECTED ANNUAL INFORMATION

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2014	2013	2012
Revenue, net of royalties	$65,024	$30,062	$39,218
Net loss	(6,115,585)	(4,266,046)	$(2,809,188)
Loss per share, basic and diluted	$(0.482)	$(0.407)	$(0.344)
Assets	$5,296,928	$6,918,196	$8,998,016
Long term liabilities	$4,266,790	$1,407,822	$1,881,078

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August 31, 2014 - 2013

For the year ended August 31, 2014, revenue, net of royalties was up $34,962 to $65,024 compared to $30,062 for the year ended August 31, 2013. The increase in net revenue during 2014, was primarily attributed to increases in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2014 was $6,115,585 compared to a net loss of $4,266,046 for the year ended August 31, 2013. The increase in net loss during 2014, was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014 which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $$402,264 during fiscal 2013. During fiscal 2014, the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

August 31, 2013 – 2012

For the year ended August 31, 2013, revenue, net of royalties was $30,062 compared to $39,218 for the same period in 2012. The decrease in net revenue was primarily attributed to declines in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2013, was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss during 2013, was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012, stock based compensation expense of $Nil compared to $170,972 in 2012. For the year ended August 31, 2013, assets decreased by $2,079,820 compared to assets of $8,998,016 for the year ended August 31, 2012. The decrease in assets for the year ended August 31, 2013, was primarily as result of an impairment in exploration and evaluation assets of $2,690,568 to $6,535,278 compared to $8,475,487 for the same period in 2012, an impairment of property and equipment of $168,954 in 2013 compared to $50,774 in 2012 and a decrease in cash during 2013 of $133,166 to $196,837 compared to cash of $330,003 in 2012. These decreases were offset by an increase in prepaid expenses and deposits of $158,295 compared to $Nil in 2012 and an increase of $10,261 in accounts receivable to $27,786 compared to $17,525 in 2012. Long term liabilities decreased in fiscal 2013 by $473,256 to $1,407,822 compared to $1,881,078 in 2012. These decreases are primarily a result of a reallocation of derivative warrant liabilities in the amount of $688,803 to current liabilities and a reallocation $178,553 of long term provisions to current liabilities.

RESULTS OF OPERATIONS

	For the Years Ended
Historical	August 31
Production	2014	2013	2012
Natural gas – mcf/d	53	37	54
Historical Prices
Natural Gas - $/mcf	$4.34	$2.15	$2.24
Royalties costs - $/mcf	$0.96	$0.62	$0.57
Production costs - $/mcf	$0.89	$0.62	$.055
Net back - $/mcf	$2.49	$0.89	$1.16
Operations
Revenue, net of royalties	$65,024	$30,062	$39,218
Net loss	$(6,115,585)	$(4,266,046)	$(2,809,188)
Loss per share, basic and diluted	$(0.482)	$(0.407)	$(0.344)

Production Volume

For the year ended August 31, 2014, average natural gas sales volumes increased by 16 mcf/d to 53 mcf/d compared to 37 mcf/d for the same period in 2013. Total production volume for the year ended August 31, 2014, was 19,244 mcf compared to 13,431 mcf for the twelve month period ended August 31, 2013.

For the year ended August 31, 2013, average natural gas sales volumes decreased by 17 mcf/d to 37 mcf/d compared to 54 mcf/d for the same period in 2012. Total production volume for the year ended August 31, 2013, was 13,431 mcf compared to 19,593 mcf for the twelve month period ended August 31, 2012.

9

Commodity Prices

For the year ended August 31, 2014, average natural gas prices received per mcf increased to $4.34 compared to $2.15 for the year ended August 31, 2013. The increase in average natural gas prices received was attributed to higher commodity prices received for natural gas.

For the year ended August 31, 2013, average natural gas prices received per mcf decreased by 4% to $2.15 compared to $2.24 for the year ended August 31, 2012. The decrease in average natural gas prices received was attributed to lower commodity prices for received natural gas.

	For the Years Ended
	August 31,
Revenue, Net of Royalties	2014	2013	2012
Natural gas sales	$83,471	$38,620	$44,408
Royalties	(18,447)	(8,558)	(5,190)
Revenue, net of royalties	$65,024	$30,062	$39,218

Natural gas sales for the year ended August 31, 2014, was up $44,851 to $83,471 compared to $38,620 for the year ended August 31, 2013.The increase in sales for fiscal 2014 was attributed to higher production volume and increased commodity prices received for natural gas.

Natural gas sales for the year ended August 31, 2013, was down $5,788 to $38,620 compared to $44,408 for the year ended August 31, 2012. The decrease in sales for the twelve month period ended August 31, 2013, was attributed to lower commodity prices received for natural gas and lower production volume.

Royalties for the year ended August 31, 2014, were up $9,889 to $18,447 versus $8,558 for the same twelve month period in 2013 resulting from higher production volume in fiscal 2014.

Royalties for the year ended August 31, 2013, were up $3,368 to $8,558 versus $5,190 for the same twelve month period in 2012. The increase during fiscal 2013 was attributed to receipt of royalty credits in recorded in fiscal 2012.

Revenue, net of royalties for the year ended August 31, 2014, increased by $34,962 to $65,024 compared to $30,062 for the same twelve month period ended August 31, 2013.

Revenue, net of royalties for the year ended August 31, 2013, decreased by 23% to $30,062 compared to $39,218 for the same twelve month period in 2012

Operating Costs

For year ended August 31, 2014, operating costs were $17,138 compared to operating costs of $9,234 for the year ended August 31, 2013. The increase in operating costs for the year ended August 31, 2014, was primarily a result of higher production volume and activity on the Company’s Botha, Alberta wells.

For year ended August 31, 2013, operating costs were $9,234 down $19,237 compared to operating costs of $28,471 for the year ended August 31, 2012. The decrease in operating costs for the year ended August 31, 2013 was primarily a result of lower production volume and the shut in of the Company’s Botha, Alberta wells in the 4th quarter.

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2014, decreased by $10,834 to $2449 compared to $13,283 for the year ended August 31, 2013. The decrease in depletion and accretion for the year ended August 31, 2014, was primarily attributed to the previous fiscal year end impairment of the carrying costs of the Company’s Botha, Alberta property.

Depletion and accretion for the year ended August 31, 2013, decreased by $7,226 to $13,283 compared to $20,509 for the year ended August 31, 2012. The decrease in depletion and accretion for the twelve months ended August 31, 2013, was primarily attributed to lower production volume and the shut in of the Company’s Botha, Alberta wells in the 4th quarter.

10

	For the Years Ended
	August 31,
General and Administrative Expenses	2014	2013	2012
Professional fees	$157,106	$251,165	$352,315
Head office costs	44,925	48,850	55,500
Management fees	75,000	75,000	75,000
Transfer and registrar costs	18,218	7,591	29,172
Shareholders information	35,689	33,017	39,708
Office and general costs	3,338	5,179	16,385
Advisory fees	—	65,724	46,192
Directors fees	3,100	3,200	4,100
Salaries and wages	-	-	-
Reserve report fees	-	10,059	5,655
Consulting fees and expenses	65,744	83,792	81,564
Total	$403,120	$583,577	$705,591

General and administrative expenses for the year ended August 31, 2014, were $180,457 lower to $403,120 compared to $583,577 for the year ended August 31, 2013. The decrease in expenses during fiscal 2014 was primarily attributed to a decrease in professional fees of $94,059 to $157,106 compared to 251,165 for the year ended August 31, 2013. The professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas as a result of the settlement of claims in 2013. During the year ended August 31, 2014, advisory fees decreased by $65,724 to $Nil compared to $65,724 for the same twelve month period in 2013 as a result of the expiry of an investment banking agreement. For the year ended August 31, 2014, consulting fees were reduced by $18,048 to $65,744 compared to $83,792 during fiscal 2013. In addition, during fiscal 2014 the Company recorded an increase in transfer and registrar costs of $10,627 to $18,218 compared to $7,591 for the year ended August 31, 2013. During fiscal 2014, the Company completed a 1-for-10 stock consolidation which resulted in higher transfer and registrar costs. During fiscal 2014, the Company recorded a decrease in reserve report fees of $10,059 to $Nil compared to $10,059 in fiscal 2013 as a result of no reserves and no future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator.

General and administrative expenses for the year ended August 31, 2013 were $122,014 lower to $583,577 compared to $705,591 for the year ended August 31, 2012. The decrease in expenses during fiscal 2013 was primarily attributed to a decrease in professional fees of $101,150 to $251,165 compared to $352,315 in 2012. In addition, during fiscal 2013 the Company recorded a decrease in transfer and registrar costs of $21,581 to $7,591 compared to $29,172 for the year ended August 31, 2012. During fiscal 2012 the Company completed a forward stock split which resulted in higher costs incurred during the year ended August 31, 2012. During the year ended August 31, 2013 advisory fees increased by $19,532 to $65,724 compared to $46,192 for the same twelve month period in 2012.

Interest Expense

For the year ended August 31, 2014, the Company recorded interest costs of $284,038 versus interest costs of $76,783 for the year ended August 31, 2013. The increase in interest costs during the year ended August 31, 2014 was primarily attributed to decreases in borrowing costs capitalized as a result of the impairment loss recorded on exploration and evaluation assets.

For the year ended August 31, 2013, the Company recorded interest costs of $76,783 versus interest costs of $88,789 for the year ended August 31, 2011. The decrease in interest costs during the year ended August 31, 2013 was attributed to decreases in shareholders’ loans.

Loss on Derivative Liabilities

Derivative Warrant Liabilities

For the year ended August 31, 2014, the Company recorded an unrealized loss on derivative warrant liabilities of $57,725 compared to an unrealized loss of $128,041 for the year ended August 31, 2013.

For the year ended August 31, 2013, the Company recorded an unrealized loss on derivative warrant liabilities of $128,041 compared to an unrealized loss of $46,655 for the year ended August 31, 2012.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

11

Derivative Unit Liabilities

During the year ended August 31, 2014, the Company recorded a loss on derivative unit liabilities of $2,677,751 compared to $Nil for the year ended August 31, 2013.

At August 31, 2014, the Company exchanged a secured note payable with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (the “Conversion Unit”). Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Loss on Foreign Exchange

For the year ended August 31, 2014, the Company recorded a loss on foreign exchange of $101,427 versus a loss on foreign exchange of $197,640 for year ended August 31, 2013.

For the year ended August 31, 2013, the Company recorded a loss on foreign exchange of $197,640 versus a loss on foreign exchange of $36,283 for year ended August 31, 2012.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the year ended August 31, 2014, the Company recorded a recovery of marketing and public relations expense of $14,250 compared to marketing and public relations costs of $25,763 for the year ended August 31, 2013.

For the year ended August 31, 2013, the Company incurred marketing and public relations costs of $25,763 versus $46,272 for the year ended August 31, 2012.

Loss on Settlement of Debt

For the year ended August 31, 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $402,264 for the same twelve month period in 2013. During fiscal 2014, the Company issued 14,757,102 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

For the year ended August 31, 2013, the Company recorded a loss on settlement of debt in the amount of $402,264 compared to $1,465,465 for the same twelve month period in 2012. During fiscal 2013, the Company issued 2,366,257 units as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

Impairment Loss on Exploration and Evaluation Assets

As at and for the year ended August 31, 2014, the Company recorded a net impairment loss of $1,315,276 compared to an impairment loss of $2,690,568 on its Murphy Lease, Zavala County, Texas. In fiscal 2014 the impairment was recognized upon the dissolution of Dyami Energy.

As at and for the year ended August 31, 2013, the Company recorded an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell compared to $Nil in the prior period in 2012.

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

12

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

The following table presents the effect of the dissolution of Dyami Energy on the consolidated financial statements of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets – Murphy Lease	$(1,675,749)
Provisions	58,589
Foreign currency translation reserve	301,884
Net assets and liabilities	$(1,315,276)

Impairment Loss on Property and Equipment

For the year ended August 31, 2014 the Company recorded an impairment loss of $Nil compared to an impairment loss of $168,954 during fiscal 2013. The impairment recorded in 2013 was a result of no reserves and no future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator

Impairment Loss on Marketable Securities

For the year ended August 31, 2013, the fair value of the securities was written down to $Nil (August 31, 2012 fair value - $1).

Net Loss

Net loss for the year ended August 31, 2014, was $6,115,585 compared to a net loss of $4,266,046 for the year ended August 31, 2013. The increase in net loss during 2014 was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014 which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $402,264 during fiscal 2013. During fiscal 2014 the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

Net loss for the year ended August 31, 2013, was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 compared to $Nil in 2012 and an impairment of property and equipment of $168,954 compared to $50,774 in 2012. These increases were partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012 and a reduction stock based compensation expense of $Nil compared to $170,972 in 2012.

Foreign Currency Translation

For the year ended August 31, 2014, the Company recorded a loss on translation of foreign subsidiary of $199,965 versus a gain of $314,120 for the year ended August 31, 2013.

For the year ended August 31, 2013, the Company recorded a gain on translation of foreign subsidiary of $314,120 versus a loss of $160 for the year ended August 31, 2012.

These losses are related to translation differences between Dyami Energy’s and Zavala Inc’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

13

Net Loss and Comprehensive Loss

Total loss and comprehensive loss for the year ended August 31, 2014, was $6,315,550 compared to a comprehensive loss of $3,951,926 for the year ended August 31, 2013.

Total loss and comprehensive loss for the year ended August 31, 2013, was $3,951,926 compared to a comprehensive loss of $2,809,348 for the year ended August 31, 2012.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the year ended August 31, 2014, was $0.482 compared to a basic and diluted net loss per share of $0.407 for the same period in 2013.

Basic and diluted net loss per share for the year ended August 31, 2013, was $0.407 compared to a basic and diluted net loss per share of $0.344 for the same period in 2012.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2014	2014	2014	2013
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$19,551	$22,116	$9,754	$13,603
Net income (loss) for the period	$(4,332,092)	$(1,269,732)	$(401,602)	$(112,159)
Loss per share, basic and diluted	$(0.327)	$(0.098)	$(0.030)	$(0.010)

Fiscal 2014

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935 upon the settlement of shareholders loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. During the quarter ended May 31, 2014, the Company recorded a net impairment loss on exploration and evaluation assets in the amount of $1,315,276. During the three months ended February 2014, the Company recorded a loss on foreign exchange of $146,645. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

	2013	2013	2013	2012
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$171	$10,206	$9,787	$9,898
Net loss for the period	$(3,557,922)	$(116,520)	$(374,673)	$(216,931)
Loss per share, basic and diluted	$(0.340)	$(0.010)	$(0.04)	$(0.02)

Fiscal 2013

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. In addition during fiscal 2013 the remaining wells in the Company’s Botha, Alberta property were shut in. During the quarter ended August 31, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $2,690,568, an impairment of property and equipment of $168,954 and a loss on settlement of debt in the amount of $402,264. During the three months ended February 2013 the Company recorded a loss on foreign exchange of $111,369. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

FOURTH QUARTER RESULTS

	For the Three Months Ended
Historical	August 31
Production	2013	2013
Natural gas – mcf/d	62	-
Historical Prices
Natural Gas - $/mcf	$4.30	$-
Royalties costs - $/mcf	$.82	$-
Production costs - $/mcf	$1.22	$-
Net back - $/mcf	$2.26	$-
Operations
Revenue, net of royalties	$19,551	$171
Net loss	$(4,332,092)	$(3,557,922)
Loss per share, basic and diluted	$(0.327)	$(0.34)

14

Production Volume

For the three months ended August 31, 2014 average natural gas sales volumes was 62 mcf/d compared to Nil mcf/d for the same period in 2013. Total production volume for the three months ended August 31, 2014 was 5,622 mcf compared to Nil mcf for the same twelve month period in 2013. During the three months ended August 31, 2013, the Company’s wells in the Botha Property, Alberta were shut in.

Commodity Prices

For the three months ended August 31, 2014 average natural gas prices received per mcf was $4.30 compared to $Nil for the three months ended August 31, 2013. During the three months ended August 31, 2013, the Company’s wells in the Botha Property, Alberta were shut in.

	For the Three Months Ended
	August 31,
Revenue, Net of Royalties	2014	2013
Natural gas sales	$24,174	$1,395
Royalties	(4,623)	(1,224)
Revenue, net of royalties	$19,551	$171

Natural gas sales for the three months ended August 31, 2014, was up $18,156 to $19,551 compared to $1,395 for the three months ended August 31, 2013. The increase in sales for the three month period ended August 31, 2014 was attributed to the Company’s Botha, Alberta wells producing versus being shut in for the same three month period in 2013.

Royalties for the three months ended August 31, 2014, were $4,623 versus $1,224 for the comparable three month period in 2013. The increase in royalties for the three months ended August 31, 2014 was primarily attributed to higher production volume.

As a result of the above, revenue, net of royalties for the three months ended August 31, 2014, increased to $19,551 compared to $171 for the same three month period in 2013.

Operating Costs

For three months ended August 31, 2014, the Company incurred operating costs of $6,843 versus operating costs of in the amount of $1,473 for the same three month period ended August 31, 2013. Increased operating costs for the three months ended August 31, 2014 was primarily a result of higher production volume from the Company’s Botha, Alberta wells.

Depletion and Accretion

Depletion and accretion for the three months ended August 31, 2014, decreased by $657 to $333 compared to $990 for the three months ended August 31, 2014. The decrease in depletion and accretion for the three months ended August 31, 2014 was primarily attributed to a reduction in the carrying value of the Company’s Botha, Alberta property to $Nil.

	For the Three Months Ended
	August 31
General and Administrative Expenses	2014	2013
Professional fees	$94,588	$80,208
Head office costs	11,250	11,250
Management fees	18,750	18,750
Transfer and registrar costs	12,402	2,629
Shareholders information	2,857	933
Office and general costs	2,147	523
Directors fees	600	700
Consulting fees and expenses	16,146	43,211
Reserve report fees	-	5,500
Total	$158,740	$163,704

General and administrative expenses for the three months ended August 31, 2014, were down by $4,964 to $158,740 compared to $163,704 for the year ended August 31, 2013. The decrease in general and administrative expenses during 2014 was primarily attributed to a decrease in consulting fees and expenses of $27,065 to $16,146 compared to $43,211 and a decrease of $5,500 in reserve report fees to $Nil compared to $5,500 during 2013. The decreases during the 2014 quarter were partially offset by higher professional fees in of $14,380 to $94,588 compared to $80,208 and higher transfer agent fees of $9,773 to $12,402 compared to $2,629 for the same three month period in 2013.

15

Interest Expense

For the three months ended August 31, 2014 the Company incurred interest of $171,323 versus interest costs of $15,412 for the three months ended August 31, 2013. The increase in interest for the quarter in 2014 was attributed a decrease in borrowing costs capitalized as a result of the dissolution of Dyami Energy.

Loss on Derivative Liabilities

Derivative Warrant Liabilities

For the three months ended August 31, 2014, the Company recorded an unrealized gain on derivative warrant liabilities of $1,098 compared to an unrealized loss of $38,375 for the three months ended August 31, 2013.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Derivative Unit Liabilities

During the three months ended August 31, 2014 the Company recorded a loss on derivative unit liabilities of $2,677,753 compared to $Nil for the three months ended August 31, 2013.

At August 31, 2014, the Company exchanged a secured note payable with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (the “Conversion Unit”)..Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Loss on Foreign Exchange

For the three months ended August 31, 2014, the Company recorded a loss on foreign exchange of $1,813 versus a loss on foreign exchange of $197,643 for the same three month period in 2013.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the three months ended August 31, 2014, the Company incurred marketing and public relations costs of $Nil compared to $13,085 in the comparable three month period in 2013.

Loss on Settlement of Debt

For the three months ended August 31, 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $402,264 for the same three month period in 2013.

During the quarter in fiscal 2014, the Company issued 14,757,120 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

During the quarter in fiscal 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

Impairment Loss on Exploration and Evaluation Assets

For the three month ended August 31, 2014, the Company record an impairment of $Nil on its exploration and evaluation assets compared to $2,690,568 during the three month period ended August 31, 2013.

During the three month period ended August 31, 2013 the Company record an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell compared to $Nil in the prior period in 2012.

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Impairment Loss on Property and Equipment

For the three months ended August 31, 2014, the Company recorded an impairment loss on property and equipment of $Nil compared to $168,954 for the three months ended August 31, 2013 as result of no reserves and no future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator.

Write down of Marketable Securities

At August 31, 2014, the Company had no marketable securities. For the three months ended August 31, 2013, the fair value of the securities were written down to $Nil.

Impairment loss on dissolution of subsidiary

For the three months ended August 31, 2014, the Company recorded an impairment gain on dissolution of subsidiary in the amount of $8,892.

Net Loss

Net loss for the three months ended August 31, 2014, increased by $774,170to $4,332,092 compared to a net loss of $3,557,922 for the three ended August 31, 2013. The increase in net loss during 2014, was primarily related to a loss on derivative liabilities of $2,676,665 compared to a loss of $38,375 for the three months ended August 31, 2013, a loss on settlement of debt of $1,335,935 compared to a loss on settlement of debt of $402,264 during the three months ended August 31, 2013. The increases in loss during 2014, were partially offset by a decrease in the impairment of exploration and evaluation assets in the amount of $2,690,568 to $Nil versus $2,690,568 in the 2013 three month period, and a decrease in impairment of property and equipment of $168,954 to $Nil compared to $168,954 for the three month period ended August 31, 2013. In addition, during the three month ended August 31, 2014, the Company recorded a decrease in foreign exchange of $61,449 to $1,813 compared to $63,262 for the comparable three month period in 2013.

Foreign Currency Translation

For the three months ended August 31, 2014, the Company recorded a loss on translation of foreign subsidiaries of $96,275 versus a gain of $98,027 for the same period in 2013.

These losses are related to translation differences between Dyami Energy’s and Eagleford Zavala’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Loss and Comprehensive Loss

Comprehensive loss for the three months ended August 31, 2014 was $4,428,367 compared to a comprehensive loss of $3,459,895 for the three months August 31, 2013.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the three months ended August 31, 2014 was $0.327 compared to basic and diluted net loss per share of $$0.340 for the same period in 2013.

CAPITAL EXPENDITURES

For the year ended August 31, 2014, the Company recorded net additions to exploration and evaluation assets of $113,578 on its Leases located in Zavala County, Texas (August 31, 2013: $404,818).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the year ended August 31, 2014, the Company issued 14,757,102 common shares as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2014 was $103,215 compared to cash of $196,837 at August 31, 2013. During the year ended August 31, 2014, the Company entered into Joint Development Agreements on the Matthews Lease and received cash of $340,811 and the payment of certain obligations under the Matthews Lease.

For the year ended August 31, 2014, the primary use of funds was related to exploration and evaluation asset expenditures incurred on the Company’s Matthews lease located in Zavala County, Texas and administrative expenses. The Company’s working capital deficiency at August 31, 2014 was $3,489,237 compared to a working capital deficiency of $4,985,312 at August 31, 2013.

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Our current assets of $260,336 as at August 31, 2014, ($382,918 as of August 31, 2013) include the following items: cash $103,215 ($196,837 as of August 31, 2013); trade and other receivables $112,285 ($27,786 as of August 31, 2013); and prepaid expenses and deposits of $44,836 ($158,295 as of August 31, 2013).

Our current liabilities of $3,749,573 as of August 31, 2013 ($5,368,230 as of August 31, 2013) include the following items: trade and other payables $1,483,775 ($1,379,581 as of August 31, 2013); shareholders’ loans $981,834 ($2,108,205 as of August 31, 2013); secured note payable of $Nil ($1,013,088 as of August 31, 2013); derivative liabilities of $1,094,392 ($688,803 as of August 31, 2013); deferred revenue of $177,804 ($Nil as of August 31, 2013); and provisions of $11,768 ($178,553 as of August 31, 2013).

At August 31, 2014, the Company had outstanding the following common share purchase warrants: 7,378,560 warrants exercisable at $0.10 per share; 1,915,000 warrants exercisable at $0.50 per share; 641,240 warrants exercisable at US$5.00 per share; and 102,598 warrants exercisable at US$2.50. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to develop its oil and gas operations or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures may be required to define reserves and extract hydrocarbons. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us and cash calls from joint venture participants. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

PROVISIONS

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	961	-	961
Change in estimate	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
De-consolidation of Dyami Energy	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543

a)         Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $47,543 ($11,768 current and $35,775 long term) at August 31, 2014 (August 31, 2013: $119,742) based on an undiscounted total future liability of $60,629 (August 31, 2013: $166,578). These payments are expected to be incurred between 2016 and 2031. The discount factor, being the risk free rate related to the liability is 2.57% (August 31, 2013: 3.09%). The above amount has been classified as long term.

b)         Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. The full amount of the provision had been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables (see Note 16 to the Consolidated Financial Statements).

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In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel (see Note 16 to the Consolidated Financial Statements).

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (see Note 16 to the Consolidated Financial Statements).

SECURED NOTE PAYABLE AND SHAREHOLDERS’ LOANS

Secured Note Payable

At August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has an interest rate of 10%. The Note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Company may, in its sole discretion, prepay any portion of the principal amount upon seven days’ notice. Benchmark has the option at any time while the Note is outstanding to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day VWAP of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”).

Accounting Considerations

The Company has accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”., an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument has a conversion option, the terms are considered substantially different and therefore gives rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Based on the previous conclusions, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note will be accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate (see Note 11).

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Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments.

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

DERIVATIVE LIABILITIES

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2012	784,273	1,640,406	4.70
Warrants issued	112,490	163,541	5.00
Broker warrants issued	17,998	44,895	2.50
Change in fair value estimates	-	128,041	-
As at August 31, 2013	914,761	1,976,883	4.06
Warrants expired	(170,923)	(709,299)	5.00
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	4.06

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

On September 25, 2012 the Company issued 112,490 common share purchase warrants exercisable at US$5.00 and 17,998 common share purchase broker warrants exercisable at US$2.50 expiring September 25, 2015. The fair value measured using the Black-Scholes option pricing model was $163,541 and $45,895, respectively.

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On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307
(1)	Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
170,923	5.00	August 31, 2014(1)	1.00	688,803
187,500	5.00	April 13, 2015	1.62	355,208
30,000	2.50	April 13, 2015	1.62	96,629
91,250	5.00	July 20, 2015	1.88	129,683
14,600	2.50	July 20, 2015	1.88	34,906
250,000	5.00	August 7, 2015	1.93	355,685
40,000	2.50	August 7, 2015	1.93	91,542
112,490	5.00	September 25, 2015	2.07	176,087
17,998	2.50	September 25, 2015	2.07	48,340
914,761			1.70	1,976,883

(1) Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

The fair value of the warrants issued during the year ended August 31, 2013, were estimated using the Black-Scholes option pricing model with the following assumptions:

Black-Scholes Assumptions used	2013
Risk-free interest rate	1.5%
Expected volatility	217%
Expected life (years)	3.00 Years
Dividend yield	-

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2014:

	August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	15,202,188	$(4,000,100)

The Company’s face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note issued on August 31, 2014 gave rise to a derivative financial instrument. As more fully discussed in Note 10 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note on August 31, 2014 (the “Note”). The Note embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. Additionally these features met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and features consist of the conversion unit which is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit.

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Current accounting principles that are provided in IAS 32 and IAS 39 require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company has selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believes this technique is reflective of all significant assumption types market participants would likely consider in transactions involving warrants.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit is the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 31, 2014:

August 31, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.63%

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2014	Canada	United States	Total
Net revenue	$65,024	-	$65,024
Net loss	$(4,683,624)	$(1,431,961)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue	$30,062	-	$30,062
Net loss	$(1,431,363)	$(2,834,683)	$(4,266,046)

For the year ended August 31, 2012	Canada	United States	Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,585,129)	$(224,059)	$(2,809,188)

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As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

As at August 31, 2013	Canada	United States	Total
Total Assets	$3,914,928	$3,003,268	$6,918,196
Total Liabilities	$6,029,577	$746,475	$6,776,052

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2014	August 31, 2013	August 31, 2012
Short term employee benefits (1)	$75,000	$75,000	$75,000
Directors stock based compensation (2)	-	-	95,910
	$75,000	$75,000	$170,910

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$281,250	$206,250
Expenses paid on behalf of the Company	-	1,747
	$281,250	$207,997

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	On March 1, 2012, the Company granted 60,000 share purchase options to directors with an exercise price of $1.60 per share expiring on February 28, 2017.

At August 31, 2014, the amount of directors’ fees included in trade and other payables was $19,200 (August 31, 2013: $16,100).

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At August 31, 2014, the Company had a promissory note payable to the President of $Nil (August 31, 2013: $28,845 and US$300,000). For the year ended August 31, 2014, the Company recorded interest of $24,162 (August 31, 2013: $35,324). At August 31, 2014, included in trade and other payables is interest of $91,727 (August 31, 2013: $65,826). The notes were due on demand and bear interest at 10% per annum. Interest was payable annually on the anniversary date of the notes. Effective February 27, 2014, 651,904 common share purchase warrants were exercised by the President at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167 (see Note 8 (b) (c)). On August 30, 2014, the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable of US$120,000 (see Note 8 (b) (e) and Note 10 to the Consolidated Financial Statements). At August 31, 2014, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of US$249,250. The President is a major shareholder, officer and a director of Core.

At August 31, 2014, the Company had a secured convertible promissory note of $1,322,347 (US$1,216,175), 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”) (2013: US$960,000). Benchmark is a shareholder of the Company. For the year ended August 31, 2014, the Company recorded interest of $104,237 (August 31, 2013: $101,309). At August 31, 2014 included in trade and other payables is interest of $Nil (August 31, 2013: $169,033) (see Note 10 and Note 11 to the Consolidated Financial Statements).

At August 31, 2014, the Company had shareholders’ loans payable of US$655,000. (August 31, 2013: US$1,433,500 and $250,000). For the year ended August 31, 2014, the Company recorded interest of $180,349 (August 31, 2013: $183,490). At August 31, 2014, included in trade and other payables, is interest of $269 August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of promissory notes payable of US$529,250, $250,000 and interest payable of $225,614 (see Note 8 (b) (e)). During the year ended August 31, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906 (see Note 8 (b) (b) and Note 10 to the Consolidated Financial Statements).

NATURE OF BUSINESS AND GOING CONCERN

Eagleford Energy Corp. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,489,237 (2013: $4,985,312) and an accumulated deficit of $15,328,146 (2013: $9,212,561). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

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During the year, the Company entered into two separate Joint Development Agreements on the Matthews Lease and received cash of $340,811 and the payment of certain obligations under the Matthews Lease. The Company extinguished debt of $1,408,737 (2013: $544,239) through the issuance of share capital.

Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved by the Board of Directors on December 26, 2014.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the period ended August 31, 2014, as issued and outstanding as of the date the Board of Directors approved the consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. a company operating in the province of Alberta, Canada (“1354166 Alberta”), Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013 and Dyami Energy Inc. (“Dyami”) which was dissolved effective April 3, 2014 by filing a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas (see Note 16 to the consolidated financial statements.

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Revenue Recognition

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party. During the fiscal year ended August 31, 2012, the wells were shut in and the asset was considered impaired and the property was written off but the Company is still receiving its share of gas revenue from the operator. Revenue is measured net of royalties and other duties.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Nevada subsidiary, Zavala Inc. is United States dollars and the Company’s former wholly-owned Texas subsidiary, Dyami Energy was United States dollars.

Items included in the consolidated financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statements of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position.

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Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash, marketable securities and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured note payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) share purchase warrants; and ii) its secured convertible note payable.

In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black-Scholes option pricing model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

The Company’s secured convertible note payable has a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”). The terms and features of the conversion meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period. The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit (see Note 11 to the consolidated financial statements).

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Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to the statement of operations.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to the statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Joint Oil and Gas Activities

All of the Company's oil and gas activities are conducted jointly with others. The Company's accounts reflect only the Company's share of assets, liabilities, revenue and expenses in the joint operations. For interests in joint operations, the Company’s share of the jointly controlled assets are classified according to the nature of the assets, the Company’s share of any liabilities incurred jointly with the other parties, and the Company’s share of any income and expenses incurred jointly with the partners are recognized in the consolidated financial statements. The adoption of IFRS 11 did not change the definition of a joint arrangement/joint control and proportionate share method previously adopted by the company.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

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Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

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An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income Tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

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The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using the Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

Critical Accounting Estimates and Judgments

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and Classification of Exploration and Evaluation Assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Title to Oil and Gas Property Interests

Although the Company has taken steps to verify title to oil and gas properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against developed or undeveloped properties, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

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The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes, as well as the likelihood of realization.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) IFRIC 21 Levies. The Company intends to adopt IFRIC 21 in its consolidated financial statements for the annual period beginning September 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2013. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 10 Consolidated Financial Statements; (ii) IFRS 11 Joint Arrangements; (iii) IFRS 12 Disclosures of Interests in Other Entities; (iv) IFRS 13 Fair Value Measurement; and (v) Amendments to IFRS 7 Financial Instrument Disclosures.

SHARE CAPITAL AND RESERVES

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

On March 16, 2012, the Company completed a two (2) for one (1) stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

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Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	9,671,281	$5,906,633
Private Placement of units (Note 8 (b) (a))	224,979	197,214
Debt settlement (Note 8 (b) (b))	2,366,257	946,503
Balance August 31, 2013	12,262,517	7,050,350
Warrants exercised (Note 8 (b) (c))	651,904	306,405
Debt settlement (Note 8 (b) (e))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	$9,072,181

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	4,020,095	$0.40	4,020,095	$0.04
Warrants exercised (Note 8 (c))	(651,904)	$0.35
Warrants expired (Note 8 (d))	(1,453,191)	$0.35
Warrants issued (Note 8 (e))	7,378,560	$0.10
Balance, end of period	9,293,560	$0.18	4,020,095	$0.40

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(a)     On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 224,979 units at a price of US$2.00 per unit. Each unit was comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$5.00 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black-Scholes option pricing model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 17,998 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.50 for a period of three years from the date of issuance. The amount allocated to derivative liabilities based on fair value using the Black-Scholes option pricing model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11).

(b)      On June 1, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss.

(c)      Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 9).

(d)      On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(e)      Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 10 and 11).

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The following table summarizes the outstanding warrants as at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	$1,970,968

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
200,000	$0.40	February 5, 2014	0.43	$24,000
80,052	$0.40	February 25, 2014	0.49	9,606
1,825,043	$0.40	February 27, 2014	0.49	219,031
600,000	$0.50	January 24, 2015	1.40	507,038
1,115,000	$0.50	February 17, 2015	1.47	595,310
200,000	$0.50	February 17, 2015	1.47	67,541
4,020,095	$0.40		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	August 31, 2014	August 31, 2013
Weighted Average Shares Outstanding Basic and diluted	12,675,329	10,477,429

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	105,000	$1.64
Granted	-	-
Balance, August 31, 2014	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2014 and 2013 respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(1) In October 2012, the Optionee passed away and pursuant to the terms of the option agreement had a period of twelve (12) months after the date of such death before the expiry of the option (see Note 17).

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Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	3.50	1,00,000	$1.60
$2.50	5,000	$2.50	3.90	5,000	$2.50
	105,000	$1.64	3.52	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Derivative warrants expired	709,299
Balance, August 31, 2014	$1,389,898

SUBSEQUENT EVENTS

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 (the “Purported Debt”) for Zavala Inc’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputes the claim citing $300,000 paid by the Company to be credited against the minimum royalties which Stratex has failed to do. Zavala Inc. paid the $152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV).

On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). The Company is seeking a declaration that Gaines breached his duty to the Company, an accounting and disgorgement of profits made by Gaines in breach of his duties or in the alternative, damages and/or restitution for breach of fiduciary duty, deceit, and unjust enrichment in an amount to be determined before trial and $1.0 million in punitive damages.

On October 29, 2014, 5,000 share purchase options expired and $11,112 was recorded as a decrease in share purchase options and a corresponding increase in contributed surplus.

On October 30, 2014 the President of the Company loaned the Company $10,000. The loan is payable on demand and bears interest at 10% per annum.

On November 4, 2014 1288131 Alberta Ltd., loaned the Company US$121,000. Colin McNeil a director of the Company is also an officer, director and shareholder of 1288131 Alberta Ltd. The loan is payable on demand and bears interest at 10% per annum.

On November 12, 2014 the Company granted immediately vesting share purchase options to acquire 1,000,000 common shares at an exercise price of $0.12 per share for a period of 5 years to directors and a consultant and recorded stock based compensation expense and share purchase options with a fair value of $112,693.

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